UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number: 1-34598

IFM INVESTMENTS LIMITED

9/A5, East Wing, Hanwei Plaza

No.7 Guanghua Road, Chaoyang District

Beijing, 100004

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

EXPLANATORY NOTE

IFM Investments Limited (the “Company”) is furnishing this report on Form 6-K/A to amend its Form 6-K report furnished on August 18, 2015 (the “August 18 Report”) to correct a currency translation error on its condensed consolidated balance sheets as of December 31, 2014 and June 30, 2015, which were included in Exhibit 99.1 to the August 18 Report. The only correction made by the Company in this report is as follows:

•	The U.S. dollar amount (in thousands) for the line item of “total liabilities, redeemable non-controlling interest and shareholders’ equity” as of June 30, 2015 is US$112,376.

The correction only impacts this line item on the Company’s condensed consolidated balance sheets included in the August 18 Report, and no other financial statements included in the August 18 Report are impacted. As a result of this Form 6-K/A, the information being furnished herein replaces and supersedes the same information which had been previously provided in the August 18 Report, and such information which has been so replaced and superseded should no longer be relied upon.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IFM INVESTMENTS LIMITED

By:	/s/ Steve Ye
Name:	Steve Ye
Title:	Chief Financial Officer

Date: August 26, 2015

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INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT

This report contains IFM Investments Limited’s condensed consolidated balance sheets as of December 31, 2014 and June 30, 2015, as amended, which replaces and supersedes the condensed consolidated balance sheets as of December 31, 2014 and June 30, 2015 furnished in the August 18 Report.

EXHIBITS

Exhibit 99.1 --	Condensed Consolidated Balance Sheets as of December 31, 2014 and June 30, 2015.

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